

17016764

SEC
Mail Proce
Section
MAR 06 2017
Washington DC
406

ISSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-14702 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ruane, Cunniff & Goldfarb LLC

| OFFICIAL USE ONLY |
|---|
| 129966 |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 West 57th Street
(No. and Street)

| New York | NY | 10019 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Greenberg (212) 829-4604
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

| 345 Park Avenue | New York | NY | 10154 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# AFFIRMATION

I, Paul Greenberg, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Ruane, Cunniff & Goldfarb LLC, as of December 31, 2016, are true and correct. I further affirm that neither the company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Financial and Operations Principal

Title



Notary Public

ISAIAS MATEO
NOTARY PUBLIC-STATE OF NEW YORK
No. 01MA6274151
Qualified in New York County
My Commission Expires 12-31-2020

This report** contains (check all applicable boxes):

- ☒ Report of Independent Registered Public Accounting Firm
- ☒ Facing page
- ☒ Statement of Financial Condition
- ☒ Statement of Income
- ☒ Statement of Changes in Member's Equity
- ☒ Statement of Cash Flows
- ☐ Statement of Changes in Liabilities Subordinated to Claims of Creditors (not applicable)
- ☒ Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities and Exchange Act of 1934
- ☒ Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934
- ☒ Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934
- ☐ A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3
- ☐ A Reconciliation between the Audited and Unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable)
- ☒ An Affirmation
- ☒ A Copy of the SIPC Supplemental Report
- ☐ A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal control)
- ☒ Report of Independent Registered Public Accounting Firm regarding Rule 15c3-3 exemption report
- ☒ Rule 15c3-3 exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Ruane, Cunniff & Goldfarb LLC**
Table of contents
For the Year ended December 31, 2016

---



**Financial Statements**



**Supplemental Schedules**
**Schedule I**


**Schedule II**


**Supplemental Report**



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

**Report of Independent Registered Public Accounting Firm**

The Board of Directors and Member
Ruane, Cunniff & Goldfarb LLC:

We have audited the accompanying statement of financial condition of Ruane, Cunniff & Goldfarb LLC (the Company) as of December 31, 2016, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ruane, Cunniff & Goldfarb LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

New York, New York
February 24, 2017

**Ruane, Cunniff & Goldfarb LLC**
Statement of Financial Condition
December 31, 2016

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $7,629,883 |
| Due from clearing broker | 13,213 |
| Prepaid expenses | 32,000 |
| Other assets | 513 |
| Total assets | $7,675,609 |
| | |
| **Liabilities** | |
| Due to related party | $ 71,935 |
| Accrued expenses | 68,000 |
| Due to brokers | 30,261 |
| Total liabilities | 170,196 |
| | |
| **Member's Equity** | 7,505,413 |
| | |
| Total liabilities and member's equity | $7,675,609 |

*See accompanying notes to financial statements*

**Ruane, Cunniff & Goldfarb LLC**
Statement of Income
Year ended December 31, 2016

| | |
|---|---|
| **Revenue** | |
| Commissions | $6,202,863 |
| Administrative revenue from related party | 566,943 |
| Interest income | 2,386 |
| Total revenue | 6,772,192 |
| **Expenses** | |
| Floor brokerage, exchange and clearance fees | 2,190,362 |
| Administrative expenses charged by related party | 2,082,464 |
| Market data and trading fees | 180,883 |
| Professional fees | 95,015 |
| Filing and registration fees | 26,829 |
| Client statement and trade confirmation fees | 155,724 |
| Interest expense | 3,859 |
| Other expenses | 3,718 |
| Total expenses | 4,738,854 |
| Income before income tax expense | 2,033,338 |
| Income tax expense | 71,855 |
| Net income | $ 1,961,483 |

*See accompanying notes to financial statements*

**Ruane, Cunniff & Goldfarb LLC**
Statement of Changes in Member's Equity
Year ended December 31, 2016

| | |
|---|---|
| December 31, 2015 | $7,043,930 |
| Net income | 1,961,483 |
| Distribution to Parent | (1,500,000) |
| December 31, 2016 | $7,505,413 |

*See accompanying notes to financial statements*

**Ruane, Cunniff & Goldfarb LLC**
Statement of Cash Flows
Year ended December 31, 2016

| | |
|---|---|
| ***Cash flows from operating activities*** | |
| Net income | $1,961,483 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Changes in operating assets and liabilities: | |
| Due from clearing broker | 8,266 |
| Prepaid expenses | (32,000) |
| Other assets | (409) |
| Due to related party | 136,110 |
| Accrued expenses | (30,000) |
| Due to brokers | 12,438 |
| Net cash provided by operating activities | 2,055,888 |
| ***Cash flows from financing activities*** | |
| Distribution to Parent | (1,500,000) |
| Cash flows used for financing activities | (1,500,000) |
| Net increase in cash and cash equivalents | 555,888 |
| Cash and cash equivalents, beginning of year | 7,073,995 |
| Cash and cash equivalents, end of year | $7,629,883 |

**Supplemental disclosure of cash flow information**

| | |
|---|---|
| Cash paid during the year for income taxes | $ 72,490 |
| Cash paid during the year for interest | $ 3,859 |

*See accompanying notes to financial statements*

**(1) Organization**

Ruane, Cunniff & Goldfarb LLC (the "Company") is a Delaware Limited Liability Company. The Company is a wholly owned subsidiary of Ruane, Cunniff & Goldfarb Inc. (the "Parent"), a registered investment advisor under the Investment Advisors Act of 1940. The Company is a registered Broker Dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company's primary purpose is to provide introducing broker-dealer services to its Parent. Pursuant to an agreement between the Company and its correspondent clearing broker, Pershing LLC (the "Clearing Broker"), proprietary and customer securities transactions affected by the Company are introduced on a fully disclosed basis. Additionally, the Company serves as the distributor of the Sequoia Fund, Inc., an open-ended mutual fund sponsored by the Company's Parent.

**(2) Significant Accounting Policies**

**Basis of presentation**

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") as codified in the Accounting Standards Codification ("ASC") and set forth by the Financial Accounting Standards Board ("FASB").

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and cash equivalents**

Cash and cash equivalents primarily consist of cash, money market funds and short-term, highly liquid investments with original maturities, at the date of purchase, of three months or less in which the Company is not exposed to market and credit risk. Cash and cash equivalents are carried at either cost or amortized cost, which approximates fair value due to their short term maturities.

**Due from clearing broker**

Receivable from Clearing Broker represents the amounts earned but not collected in connection with the commissions associated with customer securities transactions.

**Revenue recognition**

The Company earns commissions and foreign security transaction fees ("Broker-Dealer Revenue") from acting as an introducing broker-dealer. Broker-Dealer Revenue and related clearing and execution expenses are recorded on a settlement-date basis as transactions occur. Broker-Dealer Revenue and related clearing and execution expenses recorded on a trade date basis are not materially different.

**Expense recognition**

Expenses are recognized in the Statement of Income when the economic benefit is incurred.

**Income taxes**

The Company is a single member limited liability company and, for income tax purposes, is disregarded as an entity separate from its owner, the Parent, pursuant to U.S. Income Tax Regulations. Therefore, results of the Company's operations are included in the Parent's federal and state income tax returns. However, the Parent allocates to the Company a portion of the consolidated income taxes as if the Company were a separate income tax payer.

Deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e. temporary differences) and are measured at the enacted rates that will be in effect when these differences are expected to be realized. If necessary, a valuation allowance is established to reduce deferred tax assets to the amount that is more likely than not to be realized.

In order to recognize and measure our unrecognized tax benefits, management determines whether a tax position is more likely than not to be sustained upon examination, including resolution of any related

appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the recognition thresholds, the position is measured to determine the amount of benefit to be recognized in the financial statements. Interest and/or penalties related to the income tax matters are recognized in income tax expense.

**(3) Income taxes**

The Company recorded income tax expense of $71,855 for 2016. At December 31, 2016, $1,383 due to the Company's Parent was recorded in Due to related party. This payable is offset by other amounts due from the Company's Parent. See Note 4 Related Party Transactions.

The reconciliation between the Company's effective tax rate and the statutory tax rate for 2016 was as follows:

| | |
|---|---|
| Income tax expense computed at the statutory rate | $179,950 |
| Revenue allocated to non-taxing jurisdictions | (108,095) |
| Income tax expense | $ 71,855 |

The Company accounts for income taxes as prescribed by ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using currently enacted tax rates in effect for the year in which the difference are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company has not recorded any deferred tax assets or liabilities on its Statement of Financial Condition pursuant to ASC 740 at December 31, 2016.

The Parent identifies its major tax jurisdictions as U.S. Federal, New York State and New York City. Tax returns for the years ended 2011, 2012, 2013, 2014 and 2015 remain subject to examination by the tax authorities. Currently, the New York City Department of Revenue is conducting an exam of the Parent's 2011, 2012 and 2013 tax years. Additionally, the New York State Department of Taxation and Finance is conducting an exam of the Parent's 2014 and 2015 tax years. All exams remain open as of the date of this report. The Company and its Parent are not aware of any tax positions for which it is reasonably possible the total amounts of unrecognized tax benefits will change materially within the next twelve months. No other exams of the Parent's tax filings are currently in progress.

**(4) Related party transactions**

In connection with its services, the Company entered into an expense sharing and support agreement with its Parent whereby the Company's Parent agrees to reimburse the Company to the extent the Company's broker-dealer related revenues are less than 116% of actual expenses incurred by the Company ("Support Revenue"). Support Revenue earned by the Company during 2016 was $566,943 and is included in Administrative Revenue from Related Party, of which a receivable of $161,757 is included in Due to Related Party at December 31, 2016.

Pursuant to a services agreement (the "Expense Sharing and Support Agreement") between the Company and its Parent, the Parent may provide administrative assistance to the Company, including but not limited to accounting, administrative expenses, personal expenses and any reasonable services requested by the Company to the Parent, which is charged to the Company per the terms of the Expense Sharing and Support Agreement. During the year ended December 31, 2016, the Company recognized $2,082,464 of operating expenses ("Administrative expenses charged by related party") for services provided by the Parent of which a payable of $214,309 is included in Due to Related Party at December 31, 2016.

Included in Due to Related Party at December 31, 2016, was a payable to the Company's Parent for $1,383 relating to the Company's income tax expense. See Note 3 for additional information.

Included in Due to Related Party at December 31, 2016 was a payable to the Company's Parent of $18,000 for expenses paid by the Parent on behalf of the Company.

As of December 31, 2016, the outstanding amounts related to the above transactions are recorded in Due to Related Party where the legal right and intention to offset exists. Balances owed to and due from related party do not bear interest.

During the year, The Company distributed $1,500,000 to its Parent. This amount has been reflected in the Statement of changes in Member's Equity.

### (5) Indemnifications, Commitments and Contingencies

In the normal course of business, the Company may enter into contracts and agreements that contain a variety of representations, warranties and general indemnifications. The Company's maximum exposure under these arrangements cannot be quantified, as this could involve future claims that may be made against the Company that have not yet occurred.

Management believes that the likelihood of any material liability arising under these arrangements is remote. No liability has been recorded on the Statement of Financial Condition.

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain regulatory investigations and proceedings. It is in the opinion of management, after consultation with legal counsel, that there are no matters pending against the Company that would have a material effect on the financial statements of the Company as of December 31, 2016.

The Company applies the provisions of ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the Clearing Broker for losses that it may sustain without limit from customer accounts introduced by the Company. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other recourse provisions. At December 31, 2016, no amounts were recorded under such agreements as no loss is expected.

### (6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, which requires the maintenance of minimum net capital of the greater of $5,000 or 6.67% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $7,345,177, which was $7,333,831 in excess of its required net capital of $11,346. The Company's ratio of aggregate indebtedness to net capital was 0.02 to 1 at December 31, 2016.

The Company is exempt from Rule 15c3-3 and 17a-13 under the Securities and Exchange Act of 1934 because it does not carry customer accounts, nor does it hold customer securities or cash.

### (7) Financial Instruments with Off-Balance-Sheet Credit Risk

Securities transactions are introduced on a fully disclosed basis with the Company's Clearing Broker. The Clearing Broker and other custodians carry all of the accounts of the customers of the Company and are responsible for custody, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the Clearing Broker may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are processed properly by the Clearing Broker.

In addition, the Company maintains certain cash and securities accounts with the Clearing Broker. As a result, the Company is exposed to credit risk in the event of insolvency or other failure of the Clearing Broker to meet its obligations. The Company manages this risk by dealing with a major financial institution and monitoring its credit worthiness.

**(8) Subsequent events**

The Company has evaluated all subsequent events occurring through February 24, 2017, and has determined that no subsequent events have occurred that would require adjustment to or disclosure in the financial statements.

**Ruane, Cunniff & Goldfarb LLC**
*Schedule I*
*Computation of Net Capital for Brokers and Dealers*
*Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934*
December 31, 2016

| **Computation of net capital** | |
|---|---|
| Total member's equity | $7,505,413 |
| Less: Non-allowable assets | |
| Prepaid expenses | (32,000) |
| Total non-allowable asset deductions | (32,000) |
| Net capital before haircuts on securities positions | 7,473,413 |
| Haircut on securities | (128,236) |
| Net capital | $7,345,177 |

| **Computation of net capital requirement** | | |
|---|---|---|
| Total aggregate indebtedness | | $170,196 |
| Net capital requirement (6.67% of aggregate indebtedness) | (A) | $11,346 |
| Minimum dollar net capital requirement | (B) | $5,000 |
| Net capital requirement (greater of (A) or (B)) | | $11,346 |
| Excess net capital (net capital less net capital requirement) | | $7,333,831 |
| Net capital less greater of 10% of aggregate Indebtedness or 120% of (B) | | $7,328,157 |

| **Computation of aggregate indebtedness** | |
|---|---|
| Total liabilities | $170,196 |
| **Ratio of aggregate indebtedness to net capital** | 0.02 to 1 |

Note:
No material differences exist between the above computation and the computation included in the Company's corresponding unaudited FOCUS Report (Form X-17A-5 Part IIA) filing as of December 31, 2016, filed on January 19, 2017.

**Ruane, Cunniff & Goldfarb LLC**
*Schedule II*
*Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 and Information related to Possession and Control Requirement under Rule 15c3-3 of the Securities Exchange Act of 1934*
December 31, 2016

---

The Company operates under the exemptive provision of paragraph (k)(2)(ii) of SEC Rule 15c3-3. All customer transactions clear through Pershing LLC, its clearing firm, on a fully disclosed basis.



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

**Report of Independent Registered Public Accounting Firm**

The Board of Directors and Member
Ruane, Cunniff & Goldfarb LLC:

We have reviewed management's statements, included in the accompanying Exemption Report required by SEC Rule 17a-5 (the Exemption Report), in which (1) Ruane, Cunniff & Goldfarb LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2016. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

New York, New York
February 24, 2017

**Ruane, Cunniff & Goldfarb LLC**
*Exemption Report required by SEC Rule 17a-5*
December 31, 2016

Ruane, Cunniff & Goldfarb LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the compliance period of January 1, 2016 through December 31, 2016 without exception.

Ruane, Cunniff & Goldfarb LLC

I, Paul Greenberg, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 
Financial and Operations Principal

February 24, 2017



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

**Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)**

The Board of Directors and Member
Ruane, Cunniff & Goldfarb LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SPIC-7) for the year ended December 31, 2016, which were agreed to by Ruane, Cunniff & Goldfarb LLC (the Company) and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2016, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2016, and noted no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, and noted no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

New York, New York
February 24, 2017

**Ruane, Cunniff & Goldfarb LLC**

MEMBER NEW YORK STOCK EXCHANGE, INC.

9 West 57th Street – Suite 5000
New York, N.Y. 10019-2701
Tel: (212) 832-5280
Fax: (212) 832-5298

January 31, 2017



Securites & Exchange Commission
Office of Filings & Information Services
100 F. Street, NE
Washington, DC 20549

Subject: Annual Broker-Dealer Audited Financial Statements

Dear Sir or Madam,

Enclosed is a copy of Ruane, Cunniff & Goldfarb LLC's audited financial statements (CRD #130062) for the year ended December 31, 2016.

I would appreciate it if you can please acknowledge receipt of these statements by signing a copy of this letter and returning it in the enclosed self-addressed stamped envelope provided for your convenience.

Sincerely,



Paul Greenberg
Financial & Operations Principal

## Acknowledgment

The Annual Financial Statements of Ruane, Cunniff & Goldfarb LLC for the year ended December 31, 2016 was received.

______________________________